SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Destination Maternity Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065D100

(CUSIP Number)

Jeffrey Symons

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100	Page 2 of 6

1	NAMES OF REPORTING PERSONS Orchestra-Premaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.01%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 25065D100	Page 3 of 6

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,921,820
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,921,820
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 25065D100	Page 4 of 6

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2015, as amended by Amendment No. 2 filed on February 8, 2016 and Amendment No. 2 filed on March 18, 2016 (as so amended the “Schedule 13D”) by Orchestra-Premaman S.A. (“Orchestra-Premaman”) and Yeled Invest S.A. (“Parent” and, together with Orchestra-Premaman, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 3 have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

The information regarding Parent in Item 2 of the Schedule 13D is amended and supplemented as follows:

Parent owns 90.55% of the outstanding shares of Orchestra-Premaman. Parent is a private company organized under the laws of Luxembourg with its principal offices located at 318 Rue de Neudorf, L-2222, Luxembourg. The telephone number of Parent is 035-2-7048834. Parent’s principal business is to act as a holding company.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended and supplemented as follows:

The aggregate purchase price for the 1,921,820 shares of DM Common Stock purchased by Parent from Orchestra-Premaman was EUR15,816,500, or $18,109,114 based on the Euro/USD exchange rate as published by The Wall Street Journal on the date of the transaction (the “Reference Exchange Rate”). The purchase was funded by Parent’s cash on hand.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) — (b) As of May 2, 2016, Orchestra-Premaman is the beneficial owners of and has shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing less than 0.01% of the outstanding shares of DM Common Stock.

As of May 2, 2016, Parent is the beneficial owners of and has sole power to vote, dispose or direct the disposition of 1,921,820 shares of DM Common Stock, representing 13.7% of the outstanding shares of DM Common Stock. In addition, as a result of its ownership of a controlling interest in Orchestra-Premaman, Parent is deemed to beneficially own and have shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock owned by Orchestra-Premaman, representing less than 0.01% of the outstanding shares of DM Common Stock.

The percentages of the outstanding shares set forth above were calculated based on 13,982,288 shares of DM Common Stock outstanding as of April 4, 2016, as disclosed in the Issuer’s Annual Report on Form 10-K filed on April 14, 2016.

Except as set forth in this Item 5(a) – (b), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Annex A to the Original Schedule 13D beneficially owns any shares of DM Common Stock.

(c)	On May 2, 2016, pursuant to a Share Transfer Agreement, Parent purchased 1,921,820 shares of DM Common Stock from Orchestra-Premaman for an aggregate purchase price of EUR15,816,500 (or $18,109,114 based on the Reference Exchange Rate), reflecting an average purchase price of EUR8.23 per share (or $9.42 per share based on the Reference Exchange Rate). The description of the Share Transfer Agreement under Item 6 is incorporated herein by reference.

(d)	Not applicable.

(e)   On May 2, 2016, as a result of the transaction described in (c) above, Orchestra-Premaman ceased to be the beneficial owner of more than 5% of DM Common Stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

On May 2, 2016, pursuant to a Share Transfer Agreement between Parent and Orchestra-Premaman, Parent purchased 1,921,820 shares of DM Common Stock from Orchestra-Premaman for an aggregate purchase price of

CUSIP No. 25065D100	Page 5 of 6

EUR15,816,500 (or $18,109,114 based on the Reference Exchange Rate) (the “Purchase Price”), reflecting an average purchase price of EUR8.23 per share (or $9.42 per share based on the Reference Exchange Rate) (the “Average Acquisition Price”). Under the Share Transfer Agreement, Orchestra-Prémaman has an irrevocable option, exercisable within 24 months after May 2, 2016, to buy back the shares sold to Parent at the Purchase Price.

The Share Transfer Agreement further provides that in the event that, within 24 months after May 2, 2016, Parent resells the shares of DM Common Stock to a third party at a price per share greater than the Average Acquisition Price, Parent is required to pay the difference in price to Orchestra-Premaman.

The foregoing summary does not purport to be a complete description of the Share Transfer Agreement, an English translation of which is attached as Exhibit 99.1 to this Amendment No. 3 and incorporated herein by reference. In the event of any discrepancy between the original French version of the Share Transfer Agreement and the English translation attached hereto, the French version will govern.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Share Transfer Agreement, dated as of May 2, 2016, by and between Yeled Invest S.A. and Orchestra-Premaman, S.A. (English translation).

CUSIP No. 25065D100	Page 6 of 6

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 3 is true, complete and correct.

ORCHESTRA-PREMAMAN S.A.

By:	/s/Pierre Mestre
Name: Pierre Mestre
Title: Chairman

YELED INVEST S.A.

By:	/s/Fons Mangen
Name: Fons Mangen
Title: Director

By:	/s/Carine Reuter-Bonert
Name: Carine Reuter-Bonert
Title: Director

Dated: May 2, 2016